Exhibit 99.1

Capital Product Partners L.P. Announces Commencement of Rights Offering

ATHENS, Greece, Nov. 27, 2023 (GLOBE NEWSWIRE) — Capital Product Partners L.P. (the “Partnership”, “CPLP”, or “we”/ “us”) (NASDAQ:CPLP (NASDAQ:CPLP) today announced that it has commenced its previously announced rights offering to raise proceeds of up to $500,000,000. Pursuant to the rights offering, CPLP is distributing to each holder of common units representing limited partnership interests in CPLP (the “Common Units”), for each Common Unit owned of record as of 5:00 p.m., New York City time, on November 24, 2023 (the “Record Date”), one non-transferable right to purchase 1.758657 Common Units at a subscription price of $14.25 per whole Common Unit (the “Rights Offering”). Fractional Common Units resulting from the exercise of rights will be eliminated by rounding down to the nearest whole Common Unit.

The subscription period for the Rights Offering commences today and will end at 5:00 p.m., New York City time, on December 13, 2023, unless otherwise extended. CPLP has entered into a Standby Purchase Agreement with Capital Maritime & Trading Corp. (“Capital Maritime”)(the “Standby Purchase Agreement”), pursuant to which Capital Maritime has agreed to purchase from CPLP, at $14.25 per Common Unit (which is equal to the subscription price), the number of Common Units offered pursuant to the Rights Offering that are not issued pursuant to the Rights Offering.

The Rights Offering is more fully described and is being made pursuant to CPLP’s effective registration statement on Form F-3 and a prospectus supplement filed with the Securities and Exchange Commission on the date hereof (together with the base prospectus included in the registration statement, the “Prospectus”). Copies of the Prospectus, which contains further details regarding the Rights Offering, and related Rights Offering materials, will be provided to all holders of Common Units as of the Record Date.

We are conducting the Rights Offering pursuant to the terms of an umbrella agreement, which we entered into on November 13, 2023 with Capital Maritime and Capital GP L.L.C. (the “Umbrella Agreement”). The proceeds from the Rights Offering will be used to finance a portion of the purchase price for 11 liquefied natural gas carrier (LNG/C) vessels that we have agreed to purchase from Capital Maritime pursuant to the Umbrella Agreement.

Neither CPLP’s board of directors nor the board’s Conflicts Committee is making any recommendation as to whether or not holders of Common Units should exercise their rights. Holders are urged to make their own decision whether or not to exercise their rights based on their own assessment of CPLP business and the Rights Offering. Holders of Common Units should read carefully the Prospectus and all other information incorporated therein in their entirety before investing.

CPLP has engaged Computershare Trust Company, N.A. and Computershare Inc. to serve as the subscription agent, and Georgeson LLC to serve as the information agent for the Rights Offering. Any questions or requests for assistance concerning the method of subscribing for the Common Units or for additional copies of the Prospectus should be directed to Georgeson LLC, at: +1 (888) 275-5885.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the rights, Common Units or any other securities, nor will there be any sale of the rights, Common Units or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 22 vessels, including seven latest generation LNG carrier vessels, 12 Neo-Panamax container vessels and three Panamax container vessels.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

This communication includes forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including, among other things, the transaction contemplated pursuant to the Umbrella Agreement, our expected performance following such transactions, our expectations or objectives regarding future distributions and market and charter rates expectations. These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated, including but not limited to adverse change in the LNG commodity and shipping markets in general including container shipping markets, changes in interest rates and interest rates expectations, changes in the availability and cost of vessel financing, the ability of our counterparties to perform under the respective contracts including charter parties and ship building contracts, material changes in the operating expenses and maintenance capex of our vessels and material changes in the regulatory environment for shipping. For a discussion of some of the factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report on Form 20-F filed with the SEC on April 26, 2023. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We make no prediction or statement about the performance of our common units.

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.